SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 10)*

Compuware Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

205638109
(CUSIP Number)

Stephen M. Schultz, Esq..
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons no longer beneficially own any securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

Effective December 15, 2014, Project Copper Merger Corp., a direct wholly owned subsidiary of Compuware Holdings, LLC, an entity controlled by investment funds affiliated with Thoma Bravo, LLC,  completed its merger with and into the Issuer, pursuant to which stockholders received an aggregate value of $10.75 per share of Common Stock. Accordingly, the Reporting Persons no longer beneficially own any securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	December 17, 2014

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President